SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 28, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY 76.535.764/0001 -43
BOARD OF TRADE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

SUMMONS NOTICE

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Brasil Telecom S.A.’s (“Company”) shareholders are hereby summoned to attend the Ordinary and Extraordinary General Shareholders’ Meeting, in the form of the legal and statutory dispositions, to be held on April 28, 2006, at 10:00 a.m., at the Company’s headquarters located in the city of Brasília - DF, at SIA SUL, ASP, LOTE D, BLOCO B, to deliberate over the following Order of the Day:

Ordinary General Shareholders’ Meeting

1.	Take the Managers Accounts, examine, discuss and vote the Financial Statements and the Management Report, related to the fiscal year ended on December 31, 2005;

2.	Make a resolution on the proposal for the civil responsibility lawsuit, in compliance with Law 6,404/76;

3.	Make a resolution regarding the destination for the net income of the fiscal year and the distribution of dividends;

4.	Elect the effective and alternate members of the Fiscal Council, setting the individual remuneration of its members; and

5.	Elect the effective and alternate members of the Board of Directors due to the vacancy of the aforementioned positions, to complete the mandates.

Extraordinary General Shareholders’ Meeting

(1)	Set the global amount for the compensation of the Company’s Management;

(2)	Make a resolution on the proposal for the civil responsibility lawsuit, in compliance with Law 6,404/76, regarding the management’s acts which happened in fiscal years previousto 2005;

(3)	Make a resolution regarding the Senior Management’s proposal to increase the Company’s authorized capital, pursuant to art. 6 of the By-Laws, rewriting the aforementioned article; and

(4)	Make a resolution regarding the review of the Company’s By-Laws, related to the matters of articles 24, VIII and 35, according to the Management’s proposals, as well as to authorize the consolidation of the By-Laws; and

(5)	Make a resolution on the Senior Management’s proposal for the issuance of debentures.

GENERAL INFORMATION:

All documents associated to the matters of the Order of the Day are available for the Company’s shareholders at its headquarters.

All power of attorney shall be filed at the Company’s headquarters located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B – Diretoria Jurídica, at least 2 (two) business days prior to the date of the Shareholders’ Meeting.

Shareholders in possession of shares registered with a custodian agent wishing to participate in the Extraordinary General Shareholders’ Meeting shall offer a statement of shareholdings issued by the custodian agent no more than 2 (two) business days prior to the date of the Meeting.

Brasília, March, 28, 2006

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:March 28, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer